CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Autocallable Yield Notes due September 28, 2011 Linked to a reference asset consisting of the S&P 500® Index and the Russell 2000® Index	$520,000	$37.08

(1) Calculated in accordance with Rule 457 (r) of the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158385
PRICING SUPPLEMENT
September 23, 2010
 (To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009 and
Underlying Supplement No. 1 dated January 8, 2010)

HSBC USA Inc.
Autocallable Yield Notes

}	This pricing supplement relates to:

–$520,000 Autocallable Yield Notes linked to a reference asset consisting of the S&P 500® Index (“SPX”) and the Russell 2000® Index (“RTY”)

}	12-month term

}	Quarterly coupons of 12.00% per annum

}	Contingent principal protection

}	Callable quarterly

The Autocallable Yield Notes (each a “Note” and collectively the “Notes”) offered hereunder are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and include investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC USA Inc.

The Notes will not be listed on any U.S. securities exchange or automated quotation system.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or underlying supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes.  HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker dealers or will offer the Notes directly to investors.  HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale.  Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.  See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-16 of this pricing supplement.

Investment in the Notes involves certain risks. You should refer to “Risk Factors” beginning on page PS-6 of this document, page S-3 of the accompanying prospectus supplement, and page US1-1 of the accompanying underlying supplement no. 1.

	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per Note/Total	$1,000 / $520,000	$3 / $1,560.00	$997 / $518,440

1See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-16 of this pricing supplement.

HSBC USA Inc. 12-Month Autocallable Yield Notes

This pricing supplement relates to a single offering of Autocallable Yield Notes (each a “Note” and collectively the “Notes”).  The offering will have the terms described in this pricing supplement and the accompanying prospectus supplement, prospectus and underlying supplement.  If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or underlying supplement, the terms described in this pricing supplement shall control.

This pricing supplement relates to an offering of Notes linked to the performance of two indices (the “Reference Asset”).  The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below.  The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset (composed of two underlying indices)	Annual Coupon Rate	CUSIP/ISIN
S&P 500® Index (the “SPX”) and Russell 2000® Index (the “RTY”)[1]	12.00%	4042K04Y8/ US4042K04Y89
[1]Each of the SPX and RTY are referred to herein as an “Underlying.”
Trade Date:	September 23, 2010
Pricing Date:	September 23, 2010
Settlement Date:	September 28, 2010
Final Valuation Date:	September 23, 2011, subject to adjustment as described below under the caption “Observation Dates and Maturity Date.”
Maturity Date:
3 business days after the Final Valuation Date and is expected to be September 28, 2011.  The Maturity Date is subject to adjustment as described below under the caption “ Final Valuation Date and Maturity Date.”

Call Feature:
We will automatically call the Notes if the Official Closing Level of each Underlying is at or above its Initial Level on any Observation Date.  If the Notes are automatically called, they will be redeemed on the corresponding Coupon Payment Date at 100% of their Principal Amount together with any unpaid coupon payment.

Payment at Maturity:	On the Maturity Date, for each Note, we will pay you the Final Settlement Value plus any coupon payment.

Final Settlement Value:
If the Notes are not automatically called you will receive a payment on the Maturity Date calculated as follows:

}     If a Trigger Event does not occur, 100% of the Principal Amount.
}     If a Trigger Event occurs during the Observation Period and the Final Return of the Least Performing Underlying is positive, an amount equal to 100% of the Principal Amount.
}     If a Trigger Event occurs during the Observation Period and the Final Return of the Least Performing Underlying is negative or zero, an amount equal to 100% of the Principal Amount multiplied by the sum of one plus the Final Return of the Least Performing Underlying. In such a case, you may lose up to 100% of your investment regardless of the performance of the other Underlying.

Trigger Event:	A Trigger Event occurs if the Official Closing Level of either Underlying is below its Trigger Level on any trading day during the Observation Period.
Trigger Level:	843.62 with respect to the SPX and 486.63 with respect to the RTY, in each case, 75% of the Initial Level of the relevant Underlying.
Least Performing Underlying:	The Underlying with the lowest Final Return.
Observation Period:	The period from but excluding the Trade Date to and including the Final Valuation Date.
Observation Dates:
December 23, 2010; March 23, 2011, June 23, 2011 and September 23, 2011 (the Final Valuation Date).  The Observation Dates are subject to postponement as described under the caption “Observation Dates and Maturity Date.”

Coupon Payment Dates:
December 28, 2010, March 28, 2011, June 28, 2011 and September 28, 2011 (the Maturity Date).  The Coupon Payment Dates are subject to postponement as described under “Payment on the Notes—Coupon” on page PS-4 below.

Final Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows:
Final Level – Initial Level Initial Level
Initial Level:	1,124.83 with respect to the SPX and 648.84 with respect to the RTY, in each case the Official Closing Level of the relevant Underlying on the Pricing Date.
Final Level:	The Official Closing Level of the relevant Underlying on the Final Valuation Date.
Official Closing Level:
With respect to each Underlying, the Official Closing Level on any trading day for such Underlying will be the closing level of the Underlying as determined by the calculation agent as described under “Official Closing Level” on page PS-5 below.

Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

GENERAL

This pricing supplement relates to the offering of Notes identified on the cover page.  The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset.  Although the offering of Notes relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009 and the underlying supplement no. 1 dated January 8, 2010.  If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or underlying supplement, the terms described in this pricing supplement shall control.  You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page PS-6 of this pricing supplement, page S-3 of the prospectus supplement and page US1-1 of underlying supplement no. 1, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.  As used herein, references to the “Issuer”, “HSBC”, “we”, “us” and “our” are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and an underlying supplement) with the US Securities and Exchange Commission (“SEC”) for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus, prospectus supplement and underlying supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov.  Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and each underlying supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

}	The underlying supplement no. 1 at: http://www.sec.gov/Archives/edgar/data/83246/000114420410001030/v170879_424b2.htm

}	The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

}	The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

PAYMENT ON THE NOTES

Call Feature

The Notes will be automatically called if the Official Closing Level of each Underlying is at or above its Initial Level on any Observation Date.  If the Notes are automatically called, investors will receive, on the corresponding Coupon Payment Date, a cash payment per $1,000 Principal Amount of Notes equal to 100% of the Principal Amount together with any unpaid coupon payment.

Maturity

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment equal to the Final Settlement Value (plus any coupon payment) determined as follows:

}	If a Trigger Event with respect to the Reference Asset does not occur, 100% of the Principal Amount.

}
If a Trigger Event with respect to the Reference Asset occurs during the Observation Period and the Final Return of the Least Performing Underlying is positive, an amount equal to 100% of the Principal Amount.

}
If a Trigger Event with respect to the Reference Asset occurs during the Observation Period and the Final Return of the Least Performing Underlying is negative or zero, an amount equal to 100% of the Principal Amount multiplied by the sum of one plus the Final Return of the Least Performing Underlying.

Coupon

Unless the Notes are automatically called, on each Coupon Payment Date, for each $1,000 Principal Amount of Notes, you will be paid an amount equal to the product of (a) $1,000 multiplied by (b) the Annual Coupon Rate divided by four.  The expected Coupon Payment Dates are December 28, 2010, March 28, 2011, June 28, 2011 and September 28, 2011 (which is also the expected Maturity Date).  If any Coupon Payment Date falls on a day that is not a business day (including a Coupon Payment Date that is also the Maturity Date), such Coupon Payment Date will be postponed to the immediately succeeding business day.  If the final Coupon Payment Date (which is also the Maturity Date) is postponed as described under “Observation Dates and Maturity Date” below, such final Coupon Payment Date will be postponed until the postponed Maturity Date.  In no event, however, will any additional interest accrue on the Notes as a result of any the foregoing postponements.  For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled “Recipients of Interest Payments” on page S-18 in the accompanying prospectus supplement.

The “Annual Coupon Rate” is 12.00% per annum.

Official Closing Level

With respect to the each Underlying, the Official Closing Level on any trading day will be determined by the calculation agent based upon the closing level of such index, displayed on the following pages on Bloomberg Professional® service: for SPX, page “SPX <INDEX>”, and for RTY page “RTY <INDEX>.”  With respect to any of the foregoing, if the level for the relevant Underlying is not so displayed on such page, the calculation agent may refer to the display on any successor page on Bloomberg Professional® service or any successor service, as applicable.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Trustee

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the Notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee.  Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Reference Sponsor

With respect to the SPX, Standard and Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., is the reference sponsor. With respect to securities linked to RTY, the Russell Investment Group is the reference sponsor.

INVESTOR SUITABILITY
The Notes may be suitable for you if:
} You believe that the Official Closing Level each Underlying will not decline by 25% or more at any time during the term of the Note.
} You are willing to make an investment that is potentially exposed to the downside performance of the Least Performing Underlying on a 1-to-1 basis.
} You are willing to hold Notes that will be automatically called on any Observation Date on which the Official Closing Level of each Underlying is at or above its Initial Level.
} You are willing to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to your Notes.
} You are willing to be exposed to the possibility of early redemption.
} You are willing to forego distributions paid on stocks comprising the Underlyings.
} You are willing to hold the Notes to maturity.
} You do not seek an investment for which there will be an active secondary market.
} You do not prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

The Notes may not be suitable for you if:
} You believe that the Official Closing Level of one or both of the Underlyings will decline by 25% or more at any time during the term of the Note.
} You are unwilling to make an investment that is potentially exposed to the downside performance of the Least Performing Underlying on a 1-to-1 basis.
} You are unwilling to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to your Notes.
} You are unwilling to be exposed to the possibility of early redemption.
} You prefer to receive the distributions paid on stocks comprising the Underlyings.
} You prefer a product that provides upside participation in the Reference Asset, as opposed to the coupon being offered with respect to your Notes.
} You are unable or unwilling to hold securities that will be automatically called on any Observation Date on which the Official Closing Level of each Underlying is at or above its Initial level, or you are otherwise unable or unwilling to hold the Notes to maturity.
} You seek an investment for which there will be an active secondary market.
} You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

RISK FACTORS

We urge you to read the section “Risk Factors” on page S-3 in the accompanying prospectus supplement and on page US1-1 of the accompanying underlying supplement no. 1.  Investing in the Notes is not equivalent to investing directly in any of the stocks comprising any Underlying or in any Underlyings themselves.  You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and underlying supplement.

In addition to the risks discussed below, you should review “Risk Factors” in the accompanying prospectus supplement and underlying supplement including the explanation of risks relating to the Notes described in the following sections:

}	“— Risks Relating to All Note Issuances” in the prospectus supplement;

}	“— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset” in the prospectus supplement;

}	“— Additional Risks Relating to Certain Notes with More than One Instrument Comprising the Reference Asset” in the prospectus supplement; and

}	“— There are Risks Associated With Small-Capitalization Stocks” in underlying supplement no. 1.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes are not principal protected and you may lose your entire initial investment.

The Notes are not principal protected. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not automatically called and if a Trigger Event occurs during the Observation Period and the Final Return of the Least Performing Underlying is negative. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes and you could lose your entire initial investment if the level of the Least Performing Underlying falls to zero. An investment in the Notes is not principal protected and you may receive less at maturity than you originally invested in the Notes, or you may receive nothing at maturity, excluding any coupon payment.

You will not participate in any appreciation in the level of any of the Underlyings included in the Reference Assets.

The Notes will not pay more than the Principal Amount, plus any unpaid coupon payment, at maturity or upon if the Notes are automatically called. Even if the Final Return of each Underlying in the Reference Asset is greater than zero (regardless of whether a Trigger Event has occurred), you will not participate in the appreciation of any Underlying. Assuming the Notes are held to maturity, the maximum amount payable with respect to the Notes will not exceed the sum of the Principal Amount plus any coupons.  Under no circumstances, regardless of the extent to which the level of any Underlying appreciates, will your return exceed the total amount of the coupons.  In some cases, you may earn significantly less by investing in the Notes than you would have earned by investing in an instrument directly linked to the performance of the Underlyings included in the Reference Asset.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the principal at maturity or early redemption, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

If a Trigger Event occurs with respect to any Underlying, your return will be based on the Final Return of the Least Performing Underlying.

The performance of either of the Underlyings may cause a Trigger Event to occur.  If a Trigger Event occurs and the Notes are not automatically called, your return will be based on the Final Return of the Least Performing Underlying without regard to the performance of the other Underlying or which Underlying caused the Trigger Event to occur. As a result, you could lose some or all of your initial investment if the Final Return of the Least Performing Underlying is negative, even if there is an increase in the level of the other Underlying.  This could be the case even if the other Underlying caused the Trigger Event to occur or the other Underlying increased by an amount greater than the decrease in the Least Performing Underlying.

The Notes may be automatically called prior to the Maturity Date.

If the Notes are automatically called early, the holding period over which you will receive coupon payments could be as little as 3 months.  There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the levels of each Underlying.

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the prices of the Underlyings to the same degree for each Underlying. For example, in the case of Notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performances of each of the Underlyings would not be combined to calculate your return and the depreciation of either Underlying would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying of the two Underlyings to which the Notes are linked.

Changes that affect an index may affect the market value of the Notes and the amount you will receive at maturity.

The policies of the reference sponsor of an index concerning additions, deletions and substitutions of the constituents comprising such index and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in such index may affect the level of such index.  The policies of the reference sponsor with respect to the calculation of the relevant index could also affect the level of such index.  The reference sponsor may discontinue or suspend calculation or dissemination of its relevant index. Any such actions could affect the value of the Notes.

Please read and pay particular attention to the section “Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset” in the accompanying prospectus supplement.

The Notes are not insured by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.  An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity on the Notes.

Certain built-in costs are likely to adversely affect the value of the Notes prior to maturity.

The original issue price of the Notes includes the placement agent’s commission and the estimated cost of HSBC hedging its obligations under the Notes. As a result, the price, if any, at which HSBC Securities (USA) Inc will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under “Certain U.S. Federal Income Tax Considerations” herein and the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of any Underlying relative to its Initial Level.  We cannot predict the level of any Underlying at any time during the Observation Period or on the Final Valuation Date.  The assumptions we have made in connection with the illustrations set forth below may not reflect actual events.  You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or return on the Notes.  With respect to the Notes, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the total payment on the Notes on a $1,000 investment in the Notes for a hypothetical range of performance for the Least Performing Underlying’s Final Return from -100% to +100%. The following results are based solely on the assumptions outlined below.  You should consider carefully whether the Notes are suitable to your investment goals.

}	Principal Amount:	$1,000
}	Trigger Level:	75% of the Initial Level of each Underlying
}	Annual Coupon Rate:	12.00%
}	The Notes are held until maturity and are not automatically called early.

	Trigger Event Does Not Occur[1]				Trigger Event Occurs[2]
Least Performing Underlying’s Final Return	Hypothetical Total Coupon Paid Over the Term of the Notes[3]	Hypothetical Final Settlement Value	Hypothetical Total Payment on the Notes	Hypothetical Total Return on the Notes	Hypothetical Total Coupon Paid Over the term of the Notes[3]	Hypothetical Final Settlement Value	Hypothetical Total Payment on the Notes	Hypothetical Total Return on Notes
100.00%	$120	$1,000	$1,120	12.00%	$120	$1,000	$1,120	12.00%
90.00%	$120	$1,000	$1,120	12.00%	$120	$1,000	$1,120	12.00%
80.00%	$120	$1,000	$1,120	12.00%	$120	$1,000	$1,120	12.00%
70.00%	$120	$1,000	$1,120	12.00%	$120	$1,000	$1,120	12.00%
60.00%	$120	$1,000	$1,120	12.00%	$120	$1,000	$1,120	12.00%
50.00%	$120	$1,000	$1,120	12.00%	$120	$1,000	$1,120	12.00%
40.00%	$120	$1,000	$1,120	12.00%	$120	$1,000	$1,120	12.00%
30.00%	$120	$1,000	$1,120	12.00%	$120	$1,000	$1,120	12.00%
20.00%	$120	$1,000	$1,120	12.00%	$120	$1,000	$1,120	12.00%
12.00%	$120	$1,000	$1,120	12.00%	$120	$1,000	$1,120	12.00%
0.00%	$120	$1,000	$1,120	12.00%	$120	$1,000	$1,120	12.00%
-10.00%	$120	$1,000	$1,120	12.00%	$120	$900	$1,020	2.00%
-20.00%	$120	$1,000	$1,120	12.00%	$120	$800	$920	-8.00%
-25.00%	$120	$1,000	$1,120	12.00%	$120	$750	$870	-13.00%
-30.00%	N/A	N/A	N/A	N/A	$120	$700	$820	-18.00%
-40.00%	N/A	N/A	N/A	N/A	$120	$600	$720	-28.00%
-50.00%	N/A	N/A	N/A	N/A	$120	$500	$620	-38.00%
-60.00%	N/A	N/A	N/A	N/A	$120	$400	$520	-48.00%
-70.00%	N/A	N/A	N/A	N/A	$120	$300	$420	-58.00%
-80.00%	N/A	N/A	N/A	N/A	$120	$200	$320	-68.00%
-90.00%	N/A	N/A	N/A	N/A	$120	$100	$220	-78.00%
-100.00%	N/A	N/A	N/A	N/A	$120	$0	$120	-88.00%

1 The Official Closing Level of each Underlying never falls below its respective Trigger Level on any trading day during the Observation Period.
2  The Official Closing Level of an Underlying falls below its Trigger Level on a trading day during the Observation Period.
3 Assuming the Notes have been held to maturity, the hypothetical total amount of the coupons paid on the Notes as of the Maturity Date will equal $120, with coupon payments of $30.00 made on each Coupon Payment Date.

Hypothetical Examples of the Final Settlement Value

The five examples below set forth a sampling of hypothetical Final Settlement Values based on the following assumptions:

}	Principal Amount of Notes:	$1,000
}	Trigger Level:	843.62 with respect to the SPX and 486.63 with respect to the RTY, in each case, 75% of the Initial Level of the relevant Underlying
}	Annual Coupon Rate:	12.00%
}	The Initial Value:	1,124.83 with respect to the SPX and 648.84 with respect to the RTY.

In addition to the Final Settlement Value, you will be entitled to receive coupon payments quarterly on each Coupon Payment Date, up to and including the Maturity Date (or the Coupon Payment Date corresponding to an Observation Date on which the Notes are automatically called, as applicable).

The examples provided herein are for illustration purposes only. The actual Final Settlement Value, if any, will depend on whether the Notes are automatically called and a Trigger Event occurs and, if so, the Final Return of the Least Performing Underlying. You should not take these examples as an indication of potential payments. It is not possible to predict whether the Notes are automatically called and  a Trigger Event will occur and, if so, whether the Final Return of the Least Performing Underlying will be less than zero, or to what extent the Final Return will be less than zero.

Example 1: The Notes are not automatically called and a Trigger Event occurs, however, the Least Performing Underlying never reaches or falls below its Trigger Level. Additionally, the Final Return of the Least Performing Underlying is less than zero.

Underlying	Initial Level	Lowest Official Closing Level of the Underlying during the Observation Period	Final Level on Final Valuation Date
SPX	1,124.83	899.86 (80% of Initial Level)	989.85 (88% of Initial Level)
RTY	648.84	454.19 (70% of Initial Level)	616.40 (95% of Initial Level)

Since the Official Closing Level of RTY is below its Trigger Level during the Observation Period, a Trigger Event occurs. SPX is the Least Performing Underlying, even though its Official Closing Level never falls below its Trigger Level.

Therefore, the Final Return of the Least Performing Underlying =

    Final Level of SPX – Initial Level of SPX
Initial Level of SPX

= (989.85 – 1,124.83) / 1,124.83 = -12.00%

Final Settlement Value  = Principal Amount of the notes × (1 + Final Return of the Least Performing Underlying)

= $1,000 × (1 – 12%) = $880.00

Therefore, with the total coupon payment of $120.00 over the term of the Notes, the total payment on the Notes is $1,000.00.

Example 2: The Notes are not automatically called and a Trigger Event does not occur.

Underlying	Initial Level	Lowest Official Closing Level of the Underlying during the Observation Period	Final Level on Final Valuation Date
SPX	1,124.83	899.86 (80% of Initial Level)	1,012.35 (90% of Initial Level)
RTY	648.84	583.96 (90% of Initial Level)	583.96 (90% of Initial Level)

Since the Official Closing Level of each Underlying was not below its Trigger Level, a Trigger Event does not occur.

Therefore, the Final Settlement Value equals $1,000.

Additionally, with the total coupon payment of $120.00 over the term of the Notes, the total payment on the Notes is $1,120.00.

Example 3: The Notes are automatically called and the corresponding Coupon Payment Date is March 28, 2011.

Underlying	Initial Level	Official Closing Level on March 23, 2011
SPX	1,124.83	1,130.00
RTY	648.84	650.00

Since the Official Closing Level of both Underlyings was at or above their respective Initial Levels, the Notes were automatically called, there is an early redemption and you are no longer entitled to receive any Final Settlement Value.  Therefore, on the corresponding Coupon Payment Date you would receive your $1,000 Principal Amount of Notes plus the coupon payment of $30.00 owed to you on such date.  As a result, on the corresponding Coupon Payment Date, you would be entitled to receive a total payment of $1,030.00.  Once the Notes are automatically called, the Underlyings have no relevance in determining the payment owed to you on the corresponding Coupon Payment Date.

INFORMATION RELATING TO THE REFERENCE ASSET

General

HSBC has derived all information relating to the SPX, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, Standard & Poor’s Financial Services LLC (“S&P”).  S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of the SPX at any time.

S&P publishes the SPX

The SPX is intended to provide an indication of the pattern of common stock price movement.  The calculation of the level of the SPX, discussed below in further detail, is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies as of a particular time compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.  S&P chooses companies for inclusion in the SPX with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor’s Stock Guide Database, which S&P uses as an assumed model for the composition of the total market.  S&P may from time to time in its sole discretion, add companies to or delete companies from, the SPX to achieve these objectives.

Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.  Ten main industry groups comprise the SPX: Information Technology, Financials, Consumer Staples, Health Care, Energy, Industrials, Consumer Discretionary, Utilities, Materials and Telecommunication Services. Changes in the SPX are reported daily in the financial pages of many major newspapers, on Bloomberg Professional® service under the symbol “SPX” and on the S&P website.  Information contained in the S&P website is not incorporated by reference in, and should not be considered a part of, this document.

The SPX does not reflect the payment of dividends on the stocks included in the SPX and therefore the payment on the Notes will not produce the same return you would receive if you were able to purchase such underlying stocks and hold them until the Maturity Date.

Computation of the SPX

Prior to March 2005, the Market Value of a component stock was calculated as the product of the market price per share and the total number of outstanding shares of the component stock.  In March 2004, S&P announced that it would transition the SPX to float-adjusted market capitalization weights.  The transition began in March 2005 and was completed in September 2005.  S&P’s criteria for selecting stock for the SPX was not changed by the shift to float adjustment. However, the adjustment affects each company’s weight in the SPX (i.e., its Market Value). Currently, S&P calculates the SPX based on the total float-adjusted market capitalization of each component stock, where each stock’s weight in the SPX is proportional to its float-adjusted Market Value.

Under float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company’s outstanding shares.  S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the U.S. or foreign countries; and

•
holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float.  In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the index calculation.  Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

 For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by an Index divisor (the “Divisor”). For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

 As of the date of these Terms and Conditions, the SPX is also calculated using a base-weighted aggregate methodology: the level of the SPX reflects the total Market Value of all the component stocks relative to the SPX base period of 1941-43. The daily calculation of the SPX is computed by dividing the Market Value of the SPX component stocks by a Divisor, which is adjusted from time to time as discussed below.

 The simplest capitalization weighted index can be thought of as a portfolio consisting of all available shares of the stocks in the index. While this might track this portfolio’s value in dollar terms, it would probably yield an unwieldy number in the trillions. Therefore, the actual number used in the SPX is scaled to a more easily handled number, currently in the thousands, by dividing the portfolio Market Value by the Divisor.

Ongoing maintenance of the SPX includes monitoring and completing the adjustments for additions and deletions of the constituent companies, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs. Continuity in the level of the SPX is maintained by adjusting the Divisor for all changes in the SPX constituents’ share capital after the base period of 1941-43 with the level of the SPX as of the base period set at 10. Some corporate actions, such as stock splits and stock dividends do not require Divisor adjustments because following a stock split or stock dividend, both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the component stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

To prevent the level of the SPX from changing due to corporate actions, all corporate actions which affect the total Market Value of the SPX also require a Divisor adjustment. By adjusting the Divisor for the change in total Market Value, the level of the SPX remains constant. This helps maintain the level of the SPX as an accurate barometer of stock market performance and ensures that the movement of the SPX does not reflect the corporate actions of individual companies in the SPX.  All Divisor adjustments are made after the close of trading and after the calculation of the closing levels of the SPX.  As noted in the preceding  paragraph, some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the SPX and do not require Divisor adjustments.

The table below summarizes the types of SPX maintenance adjustments and indicates whether or not an  Divisor adjustment is required.

Type of Corporate Action	Comments	Divisor Adjustment
Company added/deleted	Net change in market value determines Divisor adjustment.	Yes

Change in shares outstanding	Any combination of secondary issuance, share repurchase or buy back—share counts revised to reflect change.	Yes

Stock split	Share count revised to reflect new count. Divisor adjustment is not	No

Type of Corporate Action	Comment	Divisor Adjustment

required since the share count and price changes are offsetting.

Spin-off	If spun-off company is not being added to the index, the divisor adjustment reflects the decline in Index Market Value (i.e., the value of the spun-off unit).	Yes

Spin-off	Spun-off company added to the SPX, no company removed from the SPX.	No

Spin-off	Spun-off company added to the SPX, another company removed to keep number of names fixed. Divisor adjustment reflects deletion.	Yes

Change in IWF	Increasing (decreasing) the IWF increases (decreases) the total market value of the SPX. The Divisor change reflects the change in market value caused by the change to an IWF.	Yes

Special dividend	When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in Index Market Value.	Yes

Rights offering
Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid.
Yes

Each of the corporate events exemplified in the table requiring an adjustment to the Divisor has the effect of altering the Market Value of the component stock and consequently of altering the aggregate Market Value of the SPX component stocks (the “Post-Event Aggregate Market Value”). In order that the level of the SPX (the “Pre-Event Index Value”) not be affected by the altered Market Value (whether increase or decrease) of the affected component stock, a new Divisor (“New Divisor”) is derived as follows:

Post-Event Aggregate Market Value New Divisor	=	Pre-Event Index Value

New Divisor	=	Post-Event Aggregate Market Value Pre-Event Index Value

Another large part of the SPX maintenance process involves tracking the changes in the number of shares outstanding of each of the companies whose stocks are included in the SPX. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the SPX are updated as required by any changes in the number of shares outstanding and then the Index Divisor is adjusted accordingly. In addition, changes in a company’s shares outstanding of 5% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions or exchange offers are made as soon as reasonably possible. Other changes of 5% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations or other recapitalizations) are made weekly, and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. If a 5% or more change causes a company’s IWF to change by 5 percentage points or more (for example from 0.80 to 0.85), the IWF will be updated at the same time as the share change, except IWF changes resulting from partial tender offers will be considered on a case-by-case basis. Changes to an IWF of less than 5 percentage points are implemented at the next IWF review, which occurs annually. In the case of certain rights issuances, in which the number of rights issued and/or terms of their exercise are deemed substantial, a price adjustment and share increase may be implemented immediately.

License Agreement with S&P

HSBC has entered into a nonexclusive license agreement providing for the license to it, in exchange for a fee, of the right to use indices owned and published by S&P in connection with some products, including the Notes.

The Notes are not sponsored, endorsed, sold or promoted by S&P or its third party licensors.  Neither S&P nor its third party licensors makes any representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the SPX to track general stock market performance. S&P's and its third party licensor’s only relationship to HSBC USA Inc. is the licensing of certain trademarks and trade names of S&P and the third party licensors and of the SPX which is determined, composed and calculated by S&P or its third party licensors without regard to HSBC USA Inc. or the Notes. S&P and its third party licensors have no obligation to take the needs of HSBC USA Inc. or the owners of the Notes into consideration in determining, composing or calculating the SPX. Neither S&P nor its third party licensors is responsible for and has not participated in the determination of the prices and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

NEITHER STANDARD & POOR’S, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE SPX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  STANDARD & POOR’S, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. STANDARD & POOR’S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE SPX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL STANDARD & POOR’S, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

“Standard & Poor’s®”, “S&P®” and “S&P 500®” are trademarks of Standard and Poor’s and have been licensed for use by HSBC USA Inc.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the monthly historical closing levels from September 30, 2005 through September 23, 2010 (using September 23, 2010 as the monthly historical closing level for September 2010).  The closing level for the SPX on September 23, 2010 was 1,124.83.  We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.

The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SPX during the Observation Period or on the Final Valuation Date.

Description of the RTY
RTY is designed to track the performance of the small capitalization segment of the United States equity market.  All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and RTY consists of the smallest 2,000 companies included in the Russell 3000® Index.  The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

For more information about the RTY, see “The Russell 2000® Index” on page US1-6 of the accompanying underlying supplement no. 1.

Historical Performance of the RTY
The following graph sets forth the historical performance of the RTY based on the monthly historical closing levels from September 30, 2005 through September 23, 2010 (using September 23, 2010 as the monthly historical closing level for September 2010).  The closing level for the RTY on September 23, 2010 was 648.84. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.

The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the RTY during the Observation Period or on the Final Valuation Date.

OBSERVATION DATES AND MATURITY DATE

If an Observation Date is not a scheduled trading day for any Underlying, then an Observation Date for such Underlying will be the next succeeding day that is a scheduled trading day (as defined in the underlying supplement) for such Underlying. For each Underlying, the calculation agent will determine whether a market disruption event (as defined in the underlying supplement) exists on an Observation Date with respect to such Underlying independent from the other Underlying, therefore a market disruption event may exist for one Underlying and not exist for the other Underlying. If a market disruption event exists for an Underlying on an Observation Date, then the Observation Date for such Underlying will be the next scheduled trading day for which there is no market disruption event for such Underlying. If such market disruption event continues for five consecutive scheduled trading days, then that fifth scheduled trading day will nonetheless be the Observation Date for such Underlying, and the Official Closing Level with respect to such Underlying will be determined by means of the formula for and method of calculating such index which applied just prior to the market disruption event, using the relevant exchange’s traded or quoted price of each stock or other security in such index (or if an event giving rise to a market disruption event has occurred with respect to a stock or other security in such index and is continuing on that fifth scheduled trading day, the calculation agent’s good faith estimate of the value for that stock or other security). For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the originally scheduled Observation Date, the determination of such Underlying’s Official Closing Level will be made on the originally scheduled Observation Date, irrespective of the existence of a market disruption event with respect to the other Underlying. If an Observation Date (including the Final Valuation Date) for either Underlying is postponed, then the Maturity Date or corresponding Coupon Payment Date, as applicable, will also be postponed to the third business day following the latest of such postponed Observation Dates.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in “Payment at Maturity” in this pricing supplement and (ii) any accrued but unpaid interest payable based upon the Annual Coupon Rate calculated on the basis of a 360-day year consisting of twelve 30-day months.  In that case, the scheduled trading day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Final Return for each Underlying.  If a market disruption event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled Final Valuation Date).  The accelerated Maturity Date will be the third business day following such accelerated postponed Final Valuation Date.  For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying’s Final Return will be made on such date, irrespective of the existence of a market disruption event with respect to the other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes.  For more information, see “Description of Debt Securities — Events of Default” in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes.  Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC for distribution to other registered broker dealers or will offer the Notes directly to investors.  HSBC Securities (USA) Inc. will offer the Notes at the offering price set forth on the cover page of this pricing supplement and will receive underwriting discounts and commissions of up to 0.30%, or up to $3.00, per $1,000 Principal Amount of Notes.  HSBC Securities (USA) Inc. may re-allow selling concession on sales of such Notes by other brokers or dealers of up to 0.30%, or $3.00.

An affiliate of HSBC has paid or may pay in the future an amount to broker dealers in connection with the costs of the continuing implementation of systems to support these Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution” on page S-52 in the prospectus supplement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth under the heading “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.  Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin llp.  In the opinion of Sidley Austin llp, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Notes.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes.  Under one reasonable approach, each Note should be treated as a put option written by you (the “Put Option”) that permits us to “cash settle” the Put Option, and a deposit with us of cash in an amount equal to the Principal Amount of the Note (the “Deposit”) to secure your potential obligation under the Put Option, as described in the prospectus supplement under the heading “Certain U.S. Federal Income Tax Considerations – Certain Equity-Linked Notes – Certain Notes Treated as a Put Option and a Deposit.”  We intend to treat the Notes consistent with this approach and the balance of this summary so assumes.  However, other reasonable approaches are possible.  Pursuant to the terms of the Notes, you agree to treat each Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes.  We intend to treat the Deposits as short-term debt instruments for U.S. federal income tax purposes.  Please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Short-Term Debt Instruments” in the accompanying prospectus supplement for certain U.S. federal income tax considerations applicable to short-term debt instruments.

As described in the prospectus supplement under “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit,” for purposes of dividing the 12.00 percent Annual Coupon Rate on the Notes among interest on the Deposit and Put Premium, 0.36 percent constitutes interest on the Deposit and 11.64 percent constitutes Put Premium.

If the Notes are redeemed prior to maturity, you should recognize the total Put Premium received as short-term capital gain at that time.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. We do not plan to request a ruling from the IRS regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.

We will not attempt to ascertain whether the issuer of any stock included in one or more of the Underlyings would be treated as a passive foreign investment company (“PFIC”) or United States real property holding corporation (“USRPHC”), both as defined for U.S. federal income tax purpose.  In the event that the issuer of any stock included in one or more of the Underlyings were treated as a PFIC or USRPHC, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the issuers of stock included in the Underlyings, and consult your tax advisor regarding the possible consequences to you in the event that one or more issuers of stock included in one or more of the Underlyings is or becomes a PFIC or USRPHC.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

You should only rely on the information contained in this pricing supplement, the accompanying underlying supplement, prospectus supplement and prospectus.  We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying underlying supplement, prospectus supplement and prospectus.  If anyone provides you with different or inconsistent information, you should not rely on it.  This pricing supplement, the accompanying underlying supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted.  You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying underlying supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$520,000 Callable Yield Notes

September 23, 2010

PRICING SUPPLEMENT

Pricing supplement
General	PS-4
Payment on the Notes	PS-4
Investor Suitability	PS-6
Risk Factors	PS-6
Illustrative Examples	PS-9
Information Relating to the Reference Asset	PS-11
Final Valuation Date and Maturity Date	PS-15
Events of Default and Acceleration	PS-15
Supplemental Plan of Distribution (Conflicts of Interest)	PS-16
Certain U.S. Federal Income Tax Considerations	PS-16

Underlying Supplement No. 1
Risk Factors	US1-1
The S&P 500® Index	US1-4
The Russell 2000® Index	US1-6
The Dow Jones Industrial AverageSM	US1-9
The Hang Seng China Enterprises Index®	US1-11
The Hang Seng® Index	US1-13
The Korea Stock Price Index 200	US1-15
The MSCI Singapore IndexSM	US1-18
The MSCI Taiwan IndexSM	US1-22
The Dow Jones EURO STOXX 50® Index	US1-26
The PHLX Housing SectorSM Index	US1-29
The TOPIX® Index	US1-33
The NASDAQ-100 Index®	US1-36
S&P BRIC 40 Index	US1-40
The Nikkei 225 Index	US1-43
The FTSE™ 100 Index	US1-45
The MSCI EAFE® Index	US1-47
The MSCI Emerging Markets Index	US1-52
Other Components	US1-57
Additional Terms of the Notes	US1-57

Prospectus Supplement
Risk Factors	S-3
Pricing Supplement	S-16
Description of Notes	S-16
Sponsors or Issuers and Reference Asset	S-37
Use of Proceeds and Hedging	S-37
Certain ERISA	S-38
Certain U.S. Federal Income Tax Considerations	S-39
Supplemental Plan of Distribution	S-52

Prospectus
About this Prospectus	2
Special Note Regarding Forward-Looking Statements	2
HSBC USA Inc.	3
Use of Proceeds	3
Description of Debt Securities	4
Description of Preferred Stock	16
Description of Warrants	22
Description of Purchase Contracts	26
Description of Units	29
Book-Entry Procedures	32
Limitations on Issuances in Bearer Form	36
Certain U.S. Federal Income Tax Considerations Relating to Debt Securities	37
Plan of Distribution	52
Notice to Canadian Investors	54
Certain ERISA Matters	58
Where You Can Find More Information	59
Legal Opinions	59
Experts	59